100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2015-06

POLYMET AND GLENCORE AGREE TO EXTEND TERM OF US$34.2 MILLION
CONVERTIBLE DEBENTURES AND AMEND SHARE PURCHASE WARRANTS

St. Paul, Minn., July 31, 2015 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – today announced that it has renegotiated its convertible debentures with Glencore AG, a wholly-owned subsidiary of Glencore plc (together “Glencore”) to extend the maturity date of the outstanding securities issuable under the debenture financing.

Between October 2008 and September 2009, PolyMet issued to Glencore four debentures (the “Debentures”). The initial principal of the Debentures is US$25 million with US$9.240 million of capitalized and accrued interest as of July 31, 2015. At maturity the initial principal and capitalized interest will be exchanged into common shares of PolyMet at US$1.2920 per share through exercise of the “Exchange Warrant”.

The agreed amendments, which are subject to approval from the NYSE MKT and the Toronto Stock Exchange for the listing additional shares, are as follows:

•	The “Maturity Date” of the Issued Debentures has been extended to the earlier of:

i)

PolyMet giving Glencore ten days' notice that PolyMet has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the “Early Maturity Event”), and

ii)	March 31, 2016.

Previously the Maturity Date was the earlier of the Early Maturity Event and September 30, 2015.

•	The interest rate has been adjusted to US$ LIBOR plus 8% from US$ LIBOR plus 4% as of August 1, 2015.

•

The terms of warrants giving Glencore the right to purchase 6,458,001 common shares of PolyMet have been amended such that the exercise price has been reduced to US$0.9292 per share, being the greater of the market price and the 5-day volume weighted average price (“VWAP”), from US$1.3007 per share. The warrants may be exercised at any time until December 31, 2016 (previously December 31, 2015) subject to mandatory exercise if the 20-day VWAP of PolyMet common shares is equal to or greater than 150% of the exercise price and occurrence of the Early Maturity Event. The exercise price of the warrants and the number of warrants are subject to conventional anti-dilution provisions.

PolyMet president and CEO Jon Cherry stated, “Extending the maturity date to the earlier of permits and construction finance or March 31, 2016 from September 30, 2015 ties with the State’s schedule for its adequacy determination and Record of Decision in early February, 2016. These amendments also demonstrate Glencore’s continued support for PolyMet and the NorthMet Project as we progress through completion of the environmental review and permitting into construction and operations.”

Glencore currently holds 78,724,821 common shares of PolyMet representing approximately 28.5% of PolyMet’s issued and outstanding common shares.

As a result of the extension of the Exchange Warrant, the number of common shares issuable to Glencore under the Exchange Warrant would increase by 1,609,426 to 28,110,693 at March 31, 2016 (assuming US$ LIBOR at 1.0%), and which, if exercised, would result in Glencore holding 106,835,515 common shares representing approximately 35.1% of the outstanding common shares of PolyMet (assuming no other shares committed under existing compensation agreements were issued by PolyMet.)

Including 6,458,001 shares issuable upon exercise of other warrants held by Glencore but excluding issuance of shares committed to others under existing share compensation agreements, Glencore would hold a total of 113,293,516 common shares representing approximately 36.4% of PolyMet’s partially diluted common shares (again assuming no other shares committed under existing compensation agreements were issued by PolyMet.)

Glencore's decision to enter into the Financing Amendments was made for investment purposes. Glencore will continue to review its investment alternatives from time to time and may determine to increase or decrease its equity ownership in PolyMet through the acquisition or sale of additional outstanding common shares or other securities of PolyMet through open market or privately negotiated transactions in accordance with applicable securities laws. Persons who wish to obtain a copy of the early warning report to be filed by Glencore in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting Glencore's representative listed below.

For enquiries about Glencore, including to request a copy of the related early warning report, please contact:

Glencore plc
c/o Glencore AG
Baarermattstrasse 3
CH-6340 Baar
Switzerland

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore plc
Glencore plc is one of the world’s largest global diversified natural resource companies. As a leading integrated producer and marketer of commodities with a well-balanced portfolio of diverse industrial assets, we are strongly positioned to capture value at every stage of the supply chain, from sourcing materials deep underground to delivering products to an international customer base.

Glencore plc’s industrial and marketing activities are supported by a global network of more than 90 offices located in over 50 countries. Glencore plc's diversified operations comprise over 150 mining and metallurgical sites, offshore oil production assets, farms and agricultural facilities. Glencore plc employs approximately 190,000 people.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive regulatory approval for the Financing Amendments or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2015 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.